Exhibit 16.1
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Gentlemen:
We have read item 4.01(a) of Form 8-K dated June 16, 2008, of Vicor Corporation and are in agreement with the statements contained in paragraphs two through seven on page two therein. We have no basis to agree or disagree with other statements of the registrant contained therein.
Regarding the registrant’s statement concerning the lack of internal control to prepare financial statements, included in the fifth and sixth paragraphs on page two therein, we had considered such matters in determining the nature, timing and extent of procedures performed in our audits of the registrant’s 2007 and 2006 consolidated financial statements.

/s/ Ernst & Young LLP

Boston, Massachusetts
June 16, 2008